

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2014

<u>Via E-mail</u>
Alfred E. Abiouness, Jr.
Chief Executive Officer
Cotton Bay Holdings, Inc.
1314 East Las Olas, Suite #1034
Fort Lauderdale, FL 33301

      Re: Cotton Bay Holdings, Inc.
            Amendment No. 1 to Form 8-K
            Filed April 1, 2013
            File No. 0-51413

Dear Mr. Abiouness:

We issued comments on the above captioned filing on April 2, 2013. On July 3, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Yolanda Guobadia at (202) 551-3562 or William Thompson at (202) 551-3344 if you have any questions.

                           Sincerely,

                           /s/ William H. Thompson

                           William H. Thompson
                           Accounting Branch Chief